601 Lexington Avenue
New York, New York 10022

(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-6460

July 6, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Linda Cvrkel, Branch Chief

Re:	Safe Bulkers, Inc. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed February 29, 2012 File No. 1-34077

Dear Ms. Cvrkel:

This letter is being furnished on behalf of Safe Bulkers, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 22, 2012 to Konstantinos Adamopoulos, Chief Financial Officer of the Company, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2011 (File No. 1-34077) (the “Form 20-F”) that was filed with the Commission on February 29, 2012, and the amendment to the Form 20-F that was filed with the Commission on March 12, 2012 (the “Amendment”). The information set forth below has been provided by the Company and not the undersigned.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

All page numbers in the responses below refer to the Form 20-F or the Amendment, as applicable.

U.S. Securities and Exchange Commission
Division of Corporation Finance

The Amendment Exhibits 12.1 and 12.2

1.	We note that you have included Section 906 Certifications as Exhibit 12.1 and 12.2 to your amended Form 20-F for the year ended December 31, 2011. Please revise to also include the Section 302 certifications in your amended filing. See Rule 13(a)-14(a) of Regulation 13A.

Response: The Company respectfully submits that Exhibit 12.1 and Exhibit 12.2 to the Amendment are certifications responsive to the requirements of Section 302 of the Sarbanes-Oxley Act. The Section 302 certifications both do not include paragraphs 4 and 5 of the form of certificate (which relate to the Company’s internal controls and disclosure controls) because the Amendment did not contain or amend disclosure regarding such matters, and further, disclosure regarding such matters was not required to be amended given the nature of the reasons for the Amendment. The certification provided in Exhibit 12.2 to the Amendment did not include paragraph 3 of the form of certificate because the Amendment did not contain financial statements and financial statements were not required to be amended given the nature of the reasons for the Amendment. Accordingly, the Company believes that the certifications provided followed a format consistent with market practice and the guidance provided by compliance and disclosure interpretation number 161.01 on the Commission’s website, dated September 30, 2008.1 Nevertheless, pursuant to conversations with the Staff, the Company confirms that it will file an amendment to the Form 20-F that will include an amended Exhibit 12.2 including paragraph 3.

Form 20-F Notes to Financial Statements General

2.	We note from your disclosure in the Risk Factors section on page 18 that Vorini Holdings, Inc. owns approximately 64.64% of you outstanding common stock and as a result is able to control the outcome of matters on which your stockholders are entitled to vote, including the election of your entire board of directors and other significant corporate actions. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of ASC 850-10-50.

______________________
1 See also “Amended Filings: Section 302 CEO/CFO Certifications” available at
       http://www.thecorporatecounsel.net/AccountingDisclosure/member/FAQ/CEOCFO/Amended_Filings.htm.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Response: The Company has reviewed the Commission’s request and notes that in Note 1 to the financial statements contained in the Form 20-F, the Company did disclose that Vorini Holdings Inc. became the controlling stockholder of the Company at the time of the Company’s initial public offering, and believes that such disclosure complies with the requirements of ASC 850-10-50. Nevertheless, in response to Staff’s comment, so long as Vorini Holdings Inc. continues to be the Company’s controlling stockholder, in future periodic filings containing financial statements, the Company confirms that it will enhance the disclosure contained in the notes to its financial statements by including the following disclosure:

“Following the Reorganization and the IPO, Safe Bulkers became the owner of 100% of each of the 19 subsidiaries, and Vorini Holdings became the controlling shareholder of Safe Bulkers. Vorini Holdings continues to be the controlling shareholder of Safe Bulkers, and, accordingly, can control the outcome of matters on which stockholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.”

U.S. Securities and Exchange Commission
Division of Corporation Finance

 Other

The Company advises us that it acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4660, or my colleague Richard M. Brand at (212) 446-6454, at your earliest convenience.

Sincerely,

Christian O. Nagler
KIRKLAND & ELLIS LLP

cc: Konstantinos Adamopoulos
     Safe Bulkers, Inc.